UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 0-29452

RADCOM LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒       Form:40-F ☐

THE CONTENT OF THIS FORM 6-K OF THE REGISTRANT IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-190207, 333-195465, 333-203087, 333-211628, 333-215591, 333-260997, 333-270983 AND 333-276692), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Appointment of Director

On June 17, 2024, the Board of Directors (the “Board”) of RADCOM Ltd. (the “Company”) appointed Mr. David (Dudi) Ripstein as a member of the Board, effective immediately.

Mr. Ripstein has been determined by the Board to be an independent director in accordance with the listing rules of the Nasdaq Stock Market.

Biographical information concerning Mr. Ripstein appears below:

Mr. David Ripstein has three decades of experience in senior management positions in Israel’s telecommunications industry and Israel Defense Force technology and intelligence units. Since 2021, Mr. Ripstein has served as a member on the board of directors of Ceragon Networks Ltd., a Nasdaq-traded (CRNT), solution provider of wireless connectivity. From 2022 to 2023, Mr. Ripstein served as the Chief Executive Officer of SatixFy Ltd. From 2017 to 2022, Mr. Ripstein served as a board member and the President and Chief Executive Officer of GreenRoad Technologies Ltd., a global leader in fleet safety telematics. In 2016, Mr. Ripstein served as the Chief Executive Officer of SpotOption Technologies, a fintech software provider. From 2000 to 2015, Mr. Ripstein served in various positions with the Company, first for six years as a General Manager and then for nine years as its President and Chief Executive Officer. Prior to the Company, Mr. Ripstein co-founded two technology startups and served for 10 years as the head of a large R&D engineering group within the Israel Defense Forces-Intelligence Unit. Mr. Ripstein holds a B.Sc. in Electrical Engineering from the Technion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: June 18, 2024	By:	/s/ Hadar Rahav
	Name:	Hadar Rahav
	Title:	Chief Financial Officer

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